UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 17, 2004

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1691

Re: Xcel Energy Inc.
Incoming letter dated January 9, 2004

Dear Mr. Joseph:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Xcel by the Church of the Brethren Benefit Trust. We have also received a letter on the proponent's behalf dated February 6, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 9, 2004

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Church of the Brethren Trust Benefit Trust Inc. (the "Proponent") from its 2004 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2004. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Background

The Proposal states: "Xcel shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004."

This Proposal is substantially similar to a proposal submitted by the Proponent last year and which the Company was able to exclude from its proxy materials. *Xcel Energy Inc.* (available April 1, 2003).

For the reasons set forth below, Xcel Energy believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. Rule 14a-8(f) — THE PROPOSAL MAY BE OMITTED IF THE PROPONENT FAILS TO FOLLOW ONE OF THE ELIGIBILITY OR PROCEDURAL REQUIREMENTS.

The Proposal was received by the Company on January 2, 2004. In accordance with Rule 14a-8(f), by letter dated January 5, 2004 (attached hereto as Exhibit B), the Company requested that Proponent provide proof of its shareholdings. In order to meet the Company's proxy mailing schedule, it is necessary to submit this letter at this time. In the event that the Proponent does not provide proof of shareholdings within the timeframe required by Rule 14a-8(f), the Company intends to omit the Proposal. The Company will file a supplemental letter withdrawing this argument in the event that Proponent timely provides proof of ownership.

II. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. As indicated above, the Proposal is similar to a proposal (the "2003 Proposal") submitted by Proponent last year. In *Xcel Energy Inc.* (available April 1, 2003), the Staff concurred that the Company could exclude the 2003 Proposal as it related to ordinary business operations (i.e., the evaluation of risks and benefits). Although in drafting the Proposal the Proponent has attempted to modify the 2003 Proposal to remove direct references to economic benefits and risks, the underlying subject of the Proposal is substantially identical to the 2003 Proposal, particularly if the resolution is read in context with the introductory clauses and the supporting statements.

For example, while the 2003 Proposal called for a report on the economic risks associated with past, present and future emissions and the economic benefits of committing to a substantial reduction of those emissions (including potential improvement in competitiveness), the Proposal does not include the specific request for a weighing of the economic risks and benefits, it merely asks an independent committee to assess how the company is responding to regulatory, competitive and public pressures. However, these cosmetic changes in one paragraph of the resolution do not change the real focus of the Proposal, which is the effect, including financial risks and competitive pressures, on the Company from pressures to reduce emissions.

The ninth paragraph of the Proposal includes the phrase, "demonstrate both the growing financial risk of climate change for US corporations, and inadequate risk disclosures to investors." The tenth paragraph includes the phrase "legislation to regulate carbon dioxide poses significant financial risks to some electric companies." Finally, the paragraph that is captioned as the "Supporting Statement" states that the Board has a "fiduciary duty" to assess and disclose information and that taking early action to reduce emissions will provide "competitive advantages," while inaction could expose companies to "regulatory risk and reputation damage."

Clearly, the use of these statements is meant to imply that the Company is risking financial harm if it does not significantly reduce emissions both because of regulatory and litigation exposure, as well as from failure to keep pace with competitors. Moreover, the very emphasis of the concept of fiduciary duty in the supporting statement implies the Proponent is concerned that the board should protect the shareholders investment in the Company, which again typically is evidence of economic considerations.

Accordingly, while the Proponent has attempted to provide window dressing to the Proposal to implicate broad policy concerns, the clear import and focus of the Proposal is, just as the 2003 Proposal was last year, a request to assess and disclose the economic risks and benefits inherent in the Company's emission program.

In accordance with Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to broader proposals implicating social policy. *Xcel Energy Inc.* (available April 1, 2003). *General Motors Corp.* (available March 31, 1988) (proposal to redeploy assets in more profitable endeavors); *Florida Power and Light Company* (available January 18, 1983) (proposal to reduce capital expenditures). As discussed above, the Proposal's principal focus is the economic and competitive impact of the Company's emission program. In particular, the Proponent asserts that the Company may be exposed to "regulatory risk and reputation damage," thereby calling into question the board's fiduciary duty to the shareholders as a group. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an assessment of the Company's response to regulatory, competitive and public pressure concerning the emission of certain pollutants. Evaluation of risks, however, is a fundamental part of ordinary business operations, and is best left to management and the Board of Directors. *See The Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms).

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage the Company. To the extent the Staff disagrees that the Company already has implemented the Proposal, because the Proposal could potentially involve tremendous detail and seeks to impose specific timeframes, the Proponent seeks to micro-manage the Company on an impermissible level. First, the Company is the fourth largest combination gas and electric utility in the United States, with a service territory that spans 12 states, from the Canadian to the Mexican border. An analysis of the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail. Second, by requiring the Company to complete its analysis so that it can report to shareholders by September 2004, the Proposal impermissibly seeks to impose a specific timeframe.

Finally, the Proponents' attempt to portray the Proposal as involving broad social and environmental policies must fail. Although the Proponent implies that fossil fuels and coal are primary causes of global warming and that rapidly accelerating climatic change could well have catastrophic economic effects, the Proposal does not request that the Company shift its balance of generation away from traditional fossil fuel-based generation to more environmentally friendly sources of energy. Instead, the Company is directed to assess its response to certain pressures to reduce emissions and report its findings to the shareholders. The Proponent's inclusion in the Proposal of references to "global climate change" is an attempt to couch something that essentially involves ordinary business - establishment of appropriate risk management policies regarding carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions - in language that the Proponents hope will make the Proposal appear to involve a "sufficiently significant social policy issue." This subterfuge should not be permitted. The Proposal does not identify a single social policy issue that the Company is requested to review or address nor does it make clear what social issues the report would remedy. The requested report would merely call for an assessment of the economic impact of these pressures on the Company. The Proponent simply cannot circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.*, (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

III. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. Proponents have made the following statement in support of the Proposal: *"Scientific studies show that each year, air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide."*

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. The Proposal states that "scientific studies" demonstrate that air pollution from power plants causes numerous premature deaths and other illnesses. Numerous studies have examined the association between power plant emissions and adverse health effects. Where appropriate, findings from some of these studies have been used to set ambient air quality standards to protect human health. Yet the Proposal does not indicate the sources of the "studies" it relies upon and fails to acknowledge uncertainty that may undermine this statement. Indeed, as a result of systemic biases and imprecise measurement of variables, as well as the existence of confounders and a background rate of disease, associations that emerge from epidemiological studies do not necessarily signal the true causal relationship that Proponents assert between air pollution and the various ailments described. Finally, it is unclear whether the Proponents are exploiting selective and outdated scientific studies to lend color to their Proposal. Therefore, the Company intends to omit the Proposal because it contains false and misleading statements in violation of the Commission's proxy rules.

IV. Rule 14a-8(i)(10) — THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g. Telular Corp.* (available December 5, 2003); *See also Cisco Systems, Inc.* (available August 11, 2003)(where proposal asked the Board to consider executive compensation plan that has already been considered and approved); and *Intel Corporation* (available March 11, 2003) (proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). As discussed below, the Company has substantially implemented the Proposal, thereby rendering the Proposal moot.

The Company's Operations and Nuclear Committee, which is composed entirely of independent directors, is charged with overseeing the Company's environmental compliance. Under this oversight, the Company has undertaken several key initiatives that respond to regulatory, competitive and public pressure to address emissions of carbon dioxide and other substances. These initiatives include:

- A program to voluntarily reduce emissions from the Company's Colorado power plants. This program was fully implemented in January 2003 and has resulted in a 70% reduction in uncontrolled sulfur dioxide emissions and a 40% reduction in uncontrolled nitrogen oxide emissions from the Company's plants in the Denver metro area. It has also resulted in substantial reduction in carbon dioxide emissions resulting from the retirement of two coal-fired units in the Denver area.

- A program to voluntarily reduce emissions from the Company's Minneapolis metro area coal-fueled power plants. This program was approved by the Minnesota Public Utilities Commission in December 2003. It will result in a 93% reduction in sulfur dioxide emissions, 91% reduction in nitrogen oxide emissions, and 76% reduction in mercury emissions from the metro area coal-fueled plants. It will also reduce carbon dioxide emissions from these plants by about 800,000 tons per year.

- Additional environmental compliance initiatives in Wisconsin, Minnesota and Texas resulting in substantial emission reductions at Company plants in those states.

- National leadership in the development and use of renewable energy. In 2003, the Company owned or purchased almost 900 MW of wind generation for its customers. It has also developed *Windsource*, the largest customer-driven wind program in the country.

Under the direction of the Operations and Nuclear Committee, the Company has prepared, and posted on its website for everyone, including its shareholders, to see, a 2003 Environmental Report. One part of that report, entitled "Improving Air Quality" specifically addresses what the Company has done in response to pressures to reduce emissions, precisely the assessment requested by the Proposal. The report provides more details on these initiatives as well as other actions taken by the Company to address the potential risk associated with emissions from the Company's facilities. A copy of the Report is attached as Exhibit C. In addition to the information provided in these reports, the Company makes periodic filings with regulatory agencies, including its state public utilities and environmental commissions, the Environmental Protection Agency and the Department of Energy regarding its emissions and emission reduction plans. These filings are available to the public and Xcel Energy shareholders through those agencies.

The Company believes it has substantially implemented the Proposal and requests that the Staff concur with its conclusion that the Proposal may be omitted under Rule 14a-8(i)(10).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2004 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

cc: Church of the Brethren Trust Benefit Trust Inc.

JAN 2 2004

CHURCH OF THE BRETHREN
BENEFIT TRUST INC.

EXHIBIT A

26 December 2003

Mr. Wayne H. Brunetti
President, Excel Energy
414 Nicollet Mall
Minneapolis, MN 55401-1993

Dear Mr. Brunetti:

Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions. BBT, therefore, presents the enclosed resolution for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We believe the issues raised in the resolution are essential for Xcel to address. Few industries can be as directly linked to the emissions of greenhouse gases and other air pollutants as the electric utilities sector. The scientific demonstration of the human contribution to global warming and the adverse impacts of other air pollutants is now generally accepted. Since legislation, regulation, litigation, and other responses to global warming and other air pollutants are now reasonably foreseeable, prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on financial risks associated with global warming. Additionally, shareholders, employees, and customers are increasingly looking at financial risk associated with such emissions when making investment, employment, and consumption decisions. Issuing the kind of report anticipated in the resolution is therefore simply consistent with the fiduciary duties of the corporation's officers and directors, and with good environmental and risk management.

BBT is the beneficial owner of 2,655 shares of Xcel Energy common stock. Proof of ownership of common stock in the company for at least the last twelve months will be provided upon request. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders' meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. I will serve as primary contact for the co-sponsors.

Brethren Benefit Trust, Inc., and the other organizations who will co-file this resolution are interested in participating in a dialogue with top management on these issues.

Sincerely,

Will Thomas

Will Thomas
Director of Foundation Operations

Enclosures: Copy of the resolution

Xcel Energy

Cathy J. Hart
Vice President and Corporate Secretary

800 Nicollet Mall, Suite 3000
Minneapolis, Minnesota 55402-2023
Phone: 612.215.5346
Fax: 612.215.4504

January 5, 2004

Via Certified Mail EXHIBIT B

Church of the Brethren Benefit Trust
1505 Dundee Avenue
Elgin, Illinois 60120

Attention: Mr. Will Thomas

Re: Xcel Energy

Dear Mr. Thomas:

The Company is in receipt of your letter dated December 26, 2003 forwarding a shareholder proposal for inclusion in the Company's proxy statement relating to its 2004 annual meeting.

The proxy rules of the Securities and Exchange Commission relating to shareholder proposals include a number of eligibility and procedural requirements. Your submission does not comply with these requirements. In particular, as Church of the Brethren Benefit Trust is not a registered holder of Xcel Energy shares, SEC Rule 14a-8(b) requires that you prove your ownership of Xcel Energy shares in the manner provided in that Rule. We are hereby requesting that you provide us proof of your ownership of Xcel Energy shares in compliance with Rule 14a-8.

Under SEC Rule 14a-8(f), your response containing the necessary information to prove your ownership of Xcel Energy shares must be post-marked, or transmitted electronically, no later than 14 days from the date you received this letter. Failure to adequately respond within the required timeframe may result in the exclusion of your proposal.

For your convenience, a copy of the SEC's shareholder proposal rules is enclosed.

The Company reserves the right to assert at a later date that your proposal and any supporting statement may be properly omitted from the Company's proxy statement on additional grounds as contemplated by the SEC's proxy rules.

Please direct any correspondence regarding this matter to the undersigned.

Very truly yours,

Cathy J. Hart
Vice President and Corporate Secretary

12/26/2003

Reduce Electric Utilities' Greenhouse Gas Emissions

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2002, the United States EPA concluded that climate change may harm the country and pose risks to coastal communities due to sea level rise, water shortages, and increases in heat wave frequency.

In 2003, the World Meteorological Organization declared that, "...as the global temperatures continue to warm due to climate change, the number and intensity of extreme events might increase."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, nearly 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that each year, air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide.

Scientists also estimate that about 160,000 people die every year from side-effects of global warming ranging from malaria to malnutrition and the numbers could almost double by 2020.

Commitments to reduce carbon dioxide emissions and other air pollutants are emerging. More than 100 countries have ratified the Kyoto Protocol. Massachusetts and New Hampshire have enacted legislation capping power plants' greenhouse gases emissions. Governors of eleven states have pledged to reduce carbon dioxide emissions significantly. Renewable energy standards now exist in 13 states, indicating increasing support for non-polluting electricity sources.

In October 2003, 43 U.S. Senators voted in favor of legislation that would have capped greenhouse gas emissions from a range of industrial sectors.

Recent reports by CERES, The Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate both the growing financial risks of climate change for US corporations, and inadequate risk disclosure to investors.

A study by the U.S. EPA and one by Robert Repetto and James Henderson indicate that proposed legislation to regulate carbon dioxide poses significant financial risks to some electric companies, with wide sector variation.

In April 2003, the Wall Street Journal reported that, Swiss Re is starting to ask companies applying for directors and officers liability coverage to explain how they are preparing for potential government regulation of greenhouse-gas emissions."

RESOLVED: Xcel shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

<u>SUPPORTING STATEMENT</u>

We believe management and the Board have a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its climate change responses. We believe taking early action to reduce emissions and prepare for standards will provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory risk and reputation damage.

Xcel Energy™

EXHIBIT C



2003 Environmental Report to our Community

Being a responsible steward of the environment is part of the work we do every day.



We serve the energy needs of more than 3 million customers in an environmentally responsible manner that shows respect for our customers and our communities. Protecting the environment is one of our core values, and being an environmentally sound energy provider is a key part of our mission.

That means we listen to our customers so we can offer cost-effective energy options. We help them to use energy wisely. We look for opportunities to develop environmental partnerships within our communities. We operate our facilities within all regulatory requirements. And we strive to go beyond those requirements to further reduce our environmental impact where possible.

You'll learn about many of our recent activities and accomplishments as you read this report. We've summarized our major environmental efforts around four main themes:

Improving Air Quality: We've developed industry-leading projects to voluntarily reduce power plant emissions above and beyond what's required by law.

Conserving Resources: We strive to use resources responsibly at all of our facilities, and reduce their use wherever possible.

Harnessing Renewable Energy: We're one of the nation's leading providers of wind energy to customers, offer one of the most successful green-pricing programs ever created, and help fund renewable energy research and development.

Protecting Wildlife and Enhancing Habitat: Our power plants offer sanctuary to a variety of wildlife. We've encouraged their expansion through successful nest box and bird camera programs at our power plants that enable all of us to watch nature up close.

We will explore new ways to meet the environmental interests of our customers and communities as those interests change and grow. And we will continually strive to improve our environmental performance – understanding that our daily actions really do make a difference.

Wayne H. Brunetti

Wayne Brunetti
Chairman, President and CEO

Cover photo: Ponnequin Wind Farm (CO)

Our environmental commitment

At Xcel Energy, we respect the communities where we operate and serve. And our customers can depend on us to act in an environmentally responsible manner while we meet their energy needs. As part of our commitment we will:

- ***Strive to meet or surpass all regulatory requirements***
- ***Invest in environmentally sound technologies***
- ***Support environmental initiatives close to home***
- ***Keep our customers and communities informed***
- ***Promote energy efficiency, emissions reduction and natural resource conservation in our work***

We Maintain a Balanced Energy Mix

We operate nearly 250 regulated generating units that are capable of producing up to 15,200 megawatts (MW) of electricity. One MW of electricity can provide for the energy needs of approximately 1,000 households. To help manage fuel cost, environmental impact and supply availability risk for our customers, our facilities use a variety of fuel sources including coal, natural gas, nuclear fuel, water, oil, refuse, wind, sun and biomass.

In addition to making electricity that we sell directly to customers, we purchase electricity from others to re-sell. We generate approximately three-quarters of our power and buy the remainder from other electricity suppliers to meet our customers' energy needs. An increasing amount of the energy we supply to customers is coming from renewable resources, primarily wind.

Units We Own and Operate

Units	Fuel Type	Capacity
33	Coal	8190 MW
66	Natural Gas	4734 MW
3	Nuclear	1622 MW
83	Hydro	502 MW
6	Refuse-derived Fuel	66 MW
2	Wood	46 MW
16	Oil	34 MW
37	Wind	26 MW
2	Solar	40 kw
Total Capacity		**15,200 MW**

The Source of Our Energy:



Coal 50%
Nuclear 13%
Gas and Oil 10%
Renewables* 2%
Purchases 21%
Manitoba Hydro Purchases 4%

*renewables include wind, hydro and biomass

(Purchases include a mix of fuel sources.)

Improving Air Quality

Xcel Energy supports initiatives to achieve efficient air emission reductions from the utility industry. And we see extraordinary promise in our future for producing still more environmentally friendly energy, including new technologies that will significantly reduce emissions of sulfur dioxide (SO_2), nitrogen oxide (NO_x), carbon dioxide (CO_2) and mercury emissions.

We've initiated the largest voluntary emission reduction program of any utility in the nation through the successful completion of our $211 million voluntary emission control program in metro Denver, and a proposed $1 billion voluntary program in Minneapolis/St. Paul.

Xcel Energy Sulfur Dioxide and Nitrogen Oxide Emission Rates

in pounds per megawatt hour



6.00
5.00
4.00
3.00
2.00
1.00
0.00
97
98
99
00
01
02
03*
sulfur dioxide emission rate
nitrogen oxide emission rate
* estimated emission rates

Denver Metro Emissions Reduction Project (MERP)

Full operation of the nation's most aggressive voluntary emissions reduction program began Jan. 1, 2003. It was supported by environmental groups and enabled by legislation that allowed for the achievement of substantial emissions reduction, without government mandates that often hinder the process and cost consumers more.

The program consisted of installing additional emission reduction equipment, such as lime spray dryers (otherwise referred to as "scrubbers") and dry sodium injection (DSI) systems, at Cherokee, Valmont and Arapahoe stations in the metro Denver area, as well as retiring two small coal-fired generating units at Arapahoe Station.

While these generating facilities already met state and federal air quality requirements, the improvements reduce by 18,000 tons per year the amount of SO_2 emitted by these power plants. Combined with earlier improvements, Xcel Energy will reduce SO_2 emissions by a total of 70 percent from uncontrolled levels. NO_x emissions will be reduced by 2,200 tons per year.

Xcel Energy will receive cost reimbursement for the $211 million voluntary plan through a small "rider" attached to each customer's monthly utility bill. The cost for the typical residential customer is $0.91 per month for the next 15 years. The cost for the typical small business customer is $1.85 per month.

Voluntary Denver Metro Emission Reduction Program

Projected Tons per Year



Valmont Station
6,181
Cherokee Station
20,964
Arapahoe Station
7,807
6,377
2,455
Uncontrolled SO2
Controlled SO2
Uncontrolled NOx
Controlled NOx

Improving Air Quality *(continued)*

Minnesota Emissions Reduction Project

We have also proposed a $1 billion package of projects over the next seven years at three of our generating plants to improve air quality in the Twin Cities metropolitan area. The proposed voluntary improvements also will contribute to the region's energy security by increasing generating capacity, while significantly reducing air emissions.

Our Minnesota proposal stems from an emission reduction statute, passed during the 2001 legislative session as a result of work by legislative leaders, state agencies, the Izaak Walton League, Xcel Energy and others. The statute encourages utilities to make voluntary emission reductions and provides a mechanism for them to recover the costs of qualifying voluntary emissions reduction projects through an increase on customer bills.

Our energy experts have conducted thorough evaluations of emissions reduction alternatives at our Twin Cities plants to identify projects that provide significant environmental benefits at a reasonable cost to our customers. These projects comprise the preferred package, which includes repowering our High Bridge and Riverside plants with natural gas, and rehabilitating and installing additional emission controls at our coal-fired Allen S. King unit. We submitted our preferred plan to the Minnesota Public Utilities Commission (MPUC), the Minnesota Pollution Control Agency (MPCA), the Department of Commerce and other stakeholders for review in July 2002. An alternative plan also was presented for consideration should regulators have concerns with the scope or cost recovery of the preferred package. Our proposal has been reviewed by the MPCA and now requires approval by the MPUC.

Overall environmental benefit

Our preferred package will reduce current annual air emissions by the following amounts:

	SO_2	NO_x	PM	Mercury	CO_2
King	91%	89%	20%	20%	21%
High Bridge	99%	97%	100%	100%	
Riverside	100%	99%	100%	100%	

NOTE: Emission reduction values are based on a comparison of average annual emissions for the past five years to the projected average annual emissions for 2010 – 2020.

Rate impact

Assuming that a cost recovery plan for the entire package is approved by the MPUC and that Xcel Energy is able to meet the permitting and construction timelines outlined, the first impacts on customer rates would not take effect for several years. The increases would likely be phased in over time. For a typical residential customer, the total impact by 2010 would be an extra $3.50 to $4 per month, not including the costs that would otherwise be incurred for additional capacity additions required to meet our customers' need for electricity. The cost increases from this proposal are projected to be well under the overall rate of inflation over this time period.

Other Recent Air Quality Improvement Projects:

Air quality controls installed in Wisconsin: In 2002, we completed the installation of new emissions controls at our French Island plant in La Crosse, Wis., which uses waste wood and refuse-derived fuel (RDF) to generate electricity. Payments from La Crosse County will help fund the $10.9 million in upgrades to meet new federal regulations and allow the plant to continue to operate and process the county's solid waste. French Island has been operating at 85-90 percent below previous air emission levels since the new air quality control system was installed.

Coal units repowered at Black Dog in Minnesota: We completed the conversion of two of four electric generating units at our Black Dog plant in Burnsville, Minn., from coal to natural gas combined-cycle technology in 2002. The conversion resulted in greater operating efficiency and cleaner power production at the plant, including a 32 percent reduction in NO_x and a 47 percent reduction in SO_2 emissions.

NO_x reductions in Texas: In 2001, we installed NO_x reduction equipment (close-coupled overfire air) on Jones Unit 2 in Lubbock, Texas, and NO_x optimization software at Nichols Unit 3 in Amarillo, Texas. Results indicate a 50 percent reduction in NO_x rates at Jones, and more than a 10 percent reduction at Nichols.





Climate change and CO_2 reductions: The climate change issue is attracting increasing attention in this country and internationally. Xcel Energy supports a broad-based, voluntary approach to the issue, and we have developed a proactive strategy to address carbon emissions from our plants.

We have retired four coal-fired units and have plans to retire four others. We have made efficiency improvements at our plants and in many cases have added new air quality control system technology. We also avoid CO_2 emissions through use of renewable energy, including biomass, and support of energy conservation and recycling programs.

In addition, we have committed with other Edison Electric Institute utilities to reduce the intensity of carbon emissions by an additional 3-5 percent, and we're partnering with other companies and agencies to research cost-effective ways to reduce the impact of greenhouse gases. Xcel Energy was a charter member and has participated in the Department of Energy's Climate Challenge program since 1993. Through various projects and initiatives, in 2002 we avoided, sequestered (stored) or reduced 8,070,202 tons of CO_2 equivalent. We recently joined with several leading Western research institutions and state agencies, along with other private and federal government partners, in the Rocky Mountain Carbon Utilization and Storage Partnership. The partners' goal is to find ways to sequester CO_2 from regional industrial facilities.

CO_2 becomes a valuable resource when it is used in the earth to enhance oil and methane production, and increase the carbon content in soil. So, the Partnership is investigating carbon storage in ocean, terrestrial or geologic formations. The geology of the Rocky Mountains makes it an outstanding location for carbon storage in many forms.

Counter-clockwise from top left: French Island (WI), Black Dog (MN), Jones Station (TX)



Protecting Wildlife and Enhancing Habitat

Power Plant Nest Box Program and Bird Cams

Xcel Energy has long known that our power plant sites provide open space and habitat for a variety of wildlife. We regularly have opportunities to watch birds and various animals that live on our property. In 1989, we decided to do more than watch and became active partners with the Raptor Resource Project in an effort to save the peregrine falcon. Peregrine falcons began disappearing from their natural habitats during the 1950s and by 1965 they had virtually disappeared from the eastern United States, with only a handful remaining in the Rocky Mountains. We installed a nest box designed for peregrines at our Alan S. King Plant in Oak Park Heights, Minn. The project grew, along with peregrine populations, to include active nest boxes at nearly all of our Minnesota power plants. We also installed cameras in the falcon nests to increase awareness for conservation efforts and provide the public with opportunities to watch the birds and their growing families each spring on our web site via "bird cam." Today the peregrine, whose name means wanderer, soars the Midwest's skies once more and is no longer listed as an endangered species. Bird cam continues to grow in popularity, having proven to be a valuable tool for educators and others who are interested in learning more about these magnificent creatures.

As open space and natural habitat gradually disappear with development, we recognize that the property surrounding our plants can continue to provide valuable habitat. We continue to expand our nest box efforts and bird cam. In addition to our Minnesota plants, most of our Colorado power plants now have nest boxes. While we are still very involved with peregrine falcons, we are pleased to provide homes and generate awareness for other birds of interest. For instance, we've been actively working on habitat for eagles, blue birds, ferruginous hawks and kestrels. This year through cameras accessible on our Internet site, we watched a family of great horned owls at Valmont Station in Boulder, Colo., and an active osprey nest at King Plant.

We also have partnered with several schools in our regions on educational programs related to our raptor restoration efforts. And many classes have adopted the birds as their own, engaging in activities such as naming the fledglings that hatch from our nest boxes.



Protecting Wildlife and Enhancing Habitat (continued)

Habitat Protection and Open Space Initiatives

Over the years, we have taken opportunities to use the property surrounding our facilities for other uses in addition to utility operations. Along the Minnesota River in Burnsville, our Black Dog plant coexists peacefully with nature. We own and lease about 1,500 acres to the U.S. Fish and Wildlife Service to be maintained as a reserve that includes rare plant families more than 4,000 years old and thousands of waterfowl and songbirds. The more than 900 acres of land surrounding Valmont Station in Boulder, Colo., has been recognized since the late 1930s as a unique wildlife refuge and is home to abundant wildlife, especially waterfowl. In the early 1970s to 1980s, we donated 25,000 acres of land along the Upper St. Croix River to the federal government and the states of Minnesota and Wisconsin for preservation and restoration as a wilderness area.

Meanwhile, a storage water reservoir at our Pawnee Station near Brush, Colo., provides fruitful habitat for breeding striped bass, and the Colorado Fish & Game Service harvests eggs there to help propagate the species.

We also participate in Project Habitat, a partnership with the National Wild Turkey Federation, Quail Unlimited and Buckmasters. Project Habitat takes vegetation management, which is required for preventing power outages, one step further. It requires that we work to enhance wildlife habitat through our vegetation management practices along transmission line right-of-ways. We recently received Project Habitat's highest award for community outreach because of our work with local communities, schools and landowners.

Avian Protection Agreement

In 2002, Xcel Energy signed an historic agreement with the U.S. Fish and Wildlife Service (USFWS) to explore ways to reduce bird injuries and deaths associated with electrical lines. We have worked since the 1970s to modify facilities that might cause injury or death due to collisions and electrocutions. And now, Xcel Energy is the first electric utility to voluntarily approach the USFWS to work together to develop a plan to protect eagles, large raptors and migratory birds. Under the agreement, Xcel Energy will undertake a comprehensive review of all of its electrical facilities and develop a long-term plan to modify those likely to cause death or significant injury to birds.

Xcel Energy Foundation Environmental Grants

Reflective of our environmental leadership role, the Xcel Energy Foundation supports non-profit environmental initiatives through a $250,000 annual grant program. The Foundation awards a variety of grants to support education, arts and culture, and build strong communities. Our environmental initiative is intended to build partnerships that result in measurable environmental improvements. These include projects to improve environmental quality in the communities where we operate our facilities; development or improvement of parks, trails and recreation areas; and preservation, restoration and research projects that protect wildlife habitat, open space and wetlands. The average grant is about $10,000.

Beautification and Tree Planting

Tree-planting Efforts

As members of the communities we serve, our employees are involved in efforts to enhance the well being of those communities. We participate in many tree-planting projects and work with neighborhoods and community leaders to develop public gardens, parks and trails. The company also participates in programs to protect and preserve trees.

Famous and Historic Trees

We're working with American Forests to seek nominations for famous or historic trees from across Minnesota for inclusion in a new National Register of Historic Trees. We are also sponsoring the Minnesota nominations process in American Forests' search for famous and historic trees. To help promote this process, Xcel Energy is donating a tree for planting to every Minnesota county. Each tree will be a descendant of a famous and historic tree.

Planting the Right Tree

Xcel Energy distributes a free brochure, "The Right Tree," which describes the types of trees and shrubs that are suitable for planting near power lines and poles. For a free brochure, call 1-800-895-4999. There are two versions available -- one specific to northern and one for southern climates.

Harnessing Renewable Energy

Xcel Energy is a leader in including renewable energy in our resource mix, and offering customers in several states voluntary renewable energy options.

Renewable energy – such as wind, hydro, biomass and solar – can never be used up. Unlike traditional fuel sources such as coal, oil and natural gas, which are finite, renewable sources are either infinite (the sun, wind and water) or constantly renewing, like biomass and refuse-derived fuel (RDF).

Renewable energy sources are becoming an increasingly important part of our energy mix. Our customers like renewable energy, and there are definite benefits to the environment. Xcel Energy depends on wind, water and waste to generate renewable energy.

Wind Power

Xcel Energy is one of the nation's leading suppliers of wind energy to customers. At the end of 2002, we had nearly 480 megawatts (MW) of wind power capacity on line from our own turbines and through purchase agreements with wind power projects in several states. We expect to have nearly 880 MW on our system by the end of 2003. These wind facilities are located in Minnesota, Colorado, New Mexico, Wyoming and Texas.

Xcel Energy Wind Generation
in megawatts



900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
projected

Windsource® Expands in 2003

We are also a leader in offering our customers choice in buying renewable energy. Through our Windsource® program, customers in Colorado, New Mexico and now Minnesota can designate that part or all of their electricity use be generated by the wind.

Windsource® is sold in 100 kWh blocks. Customers choose the number of blocks they want to buy, from one block per month up to 100% of their electricity usage. We meet our customers' demand for Windsource® by generating or purchasing wind energy from wind turbines and supplying it onto our electrical system. Because wind energy costs more to produce than electricity from conventional sources such as coal or gas, customers pay a slightly higher price for it. The Windsource® program is one of the largest voluntary wind power programs in the country.

We expanded Windsource® in 2003 to Minnesota, offering customers there wind power to come from new wind turbines installed in that state. We're proud to have built Colorado's first commercial wind farm, our Ponnequin Wind Farm in northern Colorado, and to purchase the entire output of the state's second wind farm as well. And we offer customers in New Mexico wind power through New Mexico's first voluntary wind energy program and from the only commercial wind facility in the state.

As a result of our Windsource® offering, the U.S. Department of Energy's (DOE) National Renewable Energy Laboratory (NREL) ranked Xcel Energy the second leading utility in the nation in 2002 in terms of "green pricing" programs. Green pricing is an electric rate option that consumers can choose to help support additional electrical production from renewable resources such as solar and wind.

Harnessing Renewable Energy (continued)

Hydro

The power of falling water now accounts for more than four percent of Xcel Energy's electricity generation. Xcel Energy owns several hydroelectric power plants, located in Wisconsin, Minnesota and Colorado. And we purchase large amounts of emissions-free, reasonably priced hydro-generated electricity from Manitoba Hydro.

Waste-to-Energy

Xcel Energy operates four waste-to-energy facilities in Minnesota and Wisconsin. Two burn refuse-derived fuel (RDF) - material produced from processing municipal waste - to produce electricity. Another burns a combination of wood waste and RDF. The fourth burns wood waste and discarded tires, along with coal and natural gas. Waste-to-energy facilities not only produce electricity, but they play an important role in using waste that would otherwise end up in landfills.

Biomass

Xcel Energy has contracted for the development of 125 megawatts of electricity generated by biomass-fueled technologies. Waste wood, fast-growth poplar trees, and poultry litter will all be used as fuel to generate electricity, without depleting the earth's finite resources.



Other Renewable Energy Initiatives:

Renewable Development Fund – Xcel Energy's Renewable Development Fund supports renewable energy research and development. The first round of funding through the program, completed in 2001, resulted in the selection of 19 projects to receive nearly $16 million. The second funding cycle will begin in the fall of 2003 when we expect to release a Request for Proposals.

Renewable Energy Trust - Colorado customers help fund renewable energy projects through our Renewable Energy Trust. The Trust is a non-profit fund that provides money to install renewable energy projects that benefit non-profit organizations and schools in the state. So far, donations to the Renewable Energy Trust have made more than 60 solar energy projects possible throughout the state, including nearly 30 installations at Colorado K-12 schools.

Fuel Cell Research - As an alternative to traditional energy generation and distribution, Xcel Energy is supporting research and development of emerging fuel cell technology. Fuel cells are considered a clean technology because they don't involve a combustion process, but a chemical transformation of energy. Fuel cells would allow users to generate their own power cleanly.

We've launched a partnership with the Colorado Governor's Office of Energy Management and Conservation that included the demonstration of a 5-kilowatt fuel cell at the 2002 Colorado Parade of Homes. We are providing technical expertise with a fuel cell demonstration project at a fire station in the metro Denver area. And we're investigating use of the technology in constrained substation areas.

Counter-clockwise from top left: Red Wing (MN) and Hennepin Island Hydro (MN)



Conserving Resources

We strive to wisely use resources in our operations, reduce the use of resources where possible, and lessen the impact of our operations through many activities, including water conservation, materials recycling and ash reuse.

Coal Ash Recycling

A primary bi-product of electric generation is coal ash. More than half of the almost 2 million tons of coal ash our plants produce annually goes to beneficial uses, such as concrete products, road bed material and soil stabilization. A full 100 percent of coal ash from our power plants in Texas is put to beneficial use.

Conventional coal fly ash has been used to replace a portion of the cement in concrete since the 1950s. Fly ash complements the action of cement, making the concrete stronger and more durable. Using fly ash also reduces emissions and energy consumption associated with construction projects because manufacturing cement is an energy intensive process.

Fly ash also can be used to strengthen the sub grade beneath the base of roads and highways. Ash that comes from the bottom of our pulverized coal boilers is used in landscaping material, asphalt, as sandblasting grit and in roofing shingle granules. We continually explore new uses for ash because it helps reduce ash disposal costs and landfill use, while providing economical recycled products for the construction industry.





Ash recycled from Harrington Station (TX) helps highway construction

Conserving Resources (continued)

Water Conservation

In the semi-arid West, water is an extremely valuable commodity. And with much of our service territory in the West facing a serious drought, we are working with our communities to use water wisely and reduce our use where possible.

It takes about one half-gallon of water to produce one kilowatt-hour of electricity. The largest consumer of water in our system is evaporation from cooling equipment at our power plants, which is dependent on load operations, temperature and humidity. We reuse a large portion of our water in multiple processes. For example, "blowdown" water from our cooling towers can be used elsewhere in the plant to reduce dust and remove ash from the system.

In Texas, we purchase and re-treat municipal wastewater from the cities of Amarillo and Lubbock for use at our nearby Nichols, Harrington, and Jones stations. Annually, we reuse more than 5.4 billion gallons of treated municipal effluent for cooling water and irrigation, and the water is further recycled for agricultural use by local farmers and ranchers. This minimizes the need to draw fresh water from lakes, rivers and groundwater supplies. It saves enough potable water equal to the daily needs of a community of 100,000.

Also in Texas, we developed a unique solution to reduced water supplies at two of our facilities there, Plant X and Tolk Station. By creating a pipeline to send Plant X blowdown water for recycling (used water from plant operations) and additional fresh water to nearby Tolk Station for treatment, we increased water recovery from Plant X, and eliminated the need for new sludge and disposal ponds and a wastewater treatment system at the facility. As a result, the combined plants' water consumption was reduced by about 180 million gallons per year.

Clockwise from top right: Comanche Station (CO), Nichols Station (TX), and Cherokee Station (CO)



In Colorado, we formed a drought taskforce in the summer of 2002 to develop water conservation plans for our power plants in the state. We identified more than 30 conservation projects, with many completed or in progress. These projects have the potential to save a significant amount of water annually. The following are a few examples of projects underway:

- We're installing a micro-filter at Cherokee Station on the South Platte River in Denver this year. Our projections show the micro-filter will conserve 1,000-1,400 gallons per minute of raw water. This is a huge savings of approximately 2,000 acre-feet per year, or enough to serve about 4,000 households in the Denver area. Beginning in early 2004, Cherokee Station will become the largest customer of Denver Water's Re-use Water Plant, using up to 5,200 acre-feet of municipal wastewater per year and reducing the plant's use of fresh, raw water from the South Platte.
- As part of a voluntary emission reduction agreement, we shut down two units at Arapahoe Station on January 1, 2003. This is expected to decrease water demand on the South Platte River by 700 acre-feet per year. We hope to reach an agreement with Denver Water to use this savings for more flexibility at our other Denver-area plants.
- Comanche Station in Pueblo has lowered water use by recycling water back into the coal dust suppression and ash systems. From October 2002– December 2002, 144 acre-feet of water were saved, and we are on track to reduce water use at the plant by 10 percent annually.





Conserving Resources (continued)

Waste Reduction

Xcel Energy strives to use resources responsibly in the generation of electricity and to re-use or recycle products and materials wherever possible. Each year, we recycle material used in our operations, including cable reels, paper, oil, plastic gas pipe, solvent, batteries and light bulbs.

In addition to recycling, through various programs Xcel Energy has significantly reduced the volume and types of hazardous products we use. During the 10 years the company's HazTrac chemical control program has existed, the number of unique hazardous products at Colorado and Wyoming facilities has decreased by 52 percent.

Residues from hazardous materials we must use are disposed of in compliance with all local, state and federal regulations. Our staff of scientists and engineers has developed significant expertise in disposal of these materials. In some service areas, we also assist commercial and industrial customers with similar disposal issues.

Inventoried Unique Hazardous Products
(HazTrac)



10,000
8,000
6,000
4,000
2,000
0
93
94
95
96
97
98
99
00
01
02

Wood pole recycling: Xcel Energy owns more than 1 million wood poles to support the equipment and wires that deliver electricity to consumers. We remove about 6,000 poles from service each year for service upgrades, new construction, or because of structural integrity concerns due to aging and weathering. Because these poles are typically treated with wood preservative to prolong their service life, we must manage them properly at the end of their life.

In 2002, Xcel Energy completed the second year of a pilot program in its Upper Midwest service areas to maximize recycling and reuse of used poles, and to ensure secure disposal of pole sections that cannot be reused. Under this program the best poles are collected and returned to a pole supplier that shaves the weathered outer layer and retreats it with a preservative. These reused poles, which meet specifications for new poles, are then re-purchased by Xcel Energy at a lower price than new poles.

During the pilot project, more than 1,300 poles – or about 25 percent of the poles removed from service – have been refurbished. This generated more than $125,000 in rebates from our pole supplier and reduced our need for newly harvested trees.

Poles and pole sections that cannot be refurbished are collected by another contractor, which processes them into wood products for re-sale or give-away to the public. These products include fence posts, dimensional lumber and construction poles.

Treated wood waste from the refurbishment process and any pole sections that cannot be processed into products are disposed in an incinerator or a secure landfill to prevent harm from wood preservatives being released into the environment.

Pollution Prevention Partnership Award: Xcel Energy subsidiary Public Service Co. of Colorado was honored in November 2002 with an award for its success in the Colorado Governor's Pollution Prevention Challenge. The Governor's Challenge is a voluntary program for companies to establish and meet substantial and measurable pollution reduction goals from 1996 - 2001. The company had established goals in three areas: reducing parts washer solvent waste, reducing hazardous chemical use, and increasing coal ash recycling. During the five-year period, the company reduced solvent waste generation by 98 percent, reduced chemical use by 49 percent, and increased coal ash recycling by 80 percent.

Conserving Resources (continued)

Helping Our Customers Use Energy Wisely

Xcel Energy has a wide range of programs designed to help customers conserve energy. Reducing energy demand means less electricity has to be generated, which means less impact on the environment.

The results from our energy conservation efforts make us a leader among utilities nationwide. **In 2002, we helped customers across our service areas conserve 300 million kilowatt hours of electricity – the amount used by 40,000 homes in a year. That equates to a reduction in air emissions of:**

2 million tons of CO_2
5,210 tons of SO_2
4,725 tons of NO_x



One of our most popular programs is *Saver's Switch®*, a radio-controlled device that allows us to cycle customers' air conditioning units on and off for short periods of time on the hottest days, when demand for electricity is greatest.

InfoSmart from Xcel Energy℠: We're also helping our residential customers better understand and manage their energy use, and help control their energy costs through a package of online tools. The new interactive program, found on our website, enables customers to find out quickly and easily just how energy efficient their homes and major appliances are.

InfoSmart's Detailed Home Energy Analysis helps determine how a home uses energy and offers detailed recommendations for reducing energy costs and analyzing energy use. It also provides a personalized set of energy recommendations. The analysis also can tell customers how their energy costs compare to those of similar homes in their neighborhood.

InfoSmart's Energy-Saving Calculators focus on specific, major appliances in the home. Each calculator can help determine possible savings by upgrading to more energy-efficient appliances and offers tips for using present appliances more efficiently. The *InfoSmart* program also offers energy information and resource links where customers can learn about ways to save.

Energy Saving for Business – For businesses, our Energy Design Assistance program recently celebrated its 10th year helping our Minnesota customers design and build energy efficient new facilities. This program alone contributed to almost one-quarter of our 2002 electric energy savings achievement and delivers $15 million annually in savings to customers. In its review of national energy efficient programs, the non-profit research group, American Council for an Energy Efficient Economy (ACEEE), recently awarded Energy Design Assistance its highest distinction as an "exemplary energy efficiency" program. Our Commercial Lighting Efficiency Program that offers rebates to customers who purchase and install qualifying energy-efficient lighting also was recognized by the ACEEE.

Our *Custom Efficiency* program also contributes significantly to energy conservation in Minnesota by allowing customers and vendors to earn rebates on projects that save energy but don't qualify for our standard rebate programs. Some unique projects implemented in 2002 include changes to manufacturing processes for a large automotive manufacturer, transformer upgrades for an electronics retailer and a glass company purchasing a high-efficiency bottling machine.

We're pleased to offer programs like these to help customers conserve energy. In addition to being good for customers' energy bills, it enables us to avoid building additional power plants or buying extra power to meet their needs, which is good for customers, our company and the environment.

Environmental Milestones

These achievements represent the long-term historical contribution of Xcel Energy to the environment:

- We pioneered the use of scrubbers, baghouses and other air emissions controls 30 years ago.
- We were one of the first utilities to use low-sulfur coal in power plants to reduce sulfur emissions.
- We pioneered the reuse of wastewater for cooling and other purposes at some of our fossil plants in Texas to preserve a valuable water resource in the semi-arid West.
- We were the first utility to use wet electrostatic precipitator technology on a large scale to reduce particulate emissions.

Recent Environmental Awards

Colorado Governor's **Pollution Prevention Partnership Award**

Electric Power Research Institute technology transfer award to advance the science of mercury control

Named **2002 Company of the Year** by Colorado Biz magazine for our innovative Windsource program

Our Energy Design Assistance energy conservation program for business received the **American Council for an Energy Efficient Economy's highest distinction** as an exemplary energy efficiency program

Ranked **second in the nation** by the U.S. Department of Energy's (DOE) National Renewable Energy Laboratory (NREL) for our **Windsource program**

Texas Commission on Environmental Water Quality award to Plant X, Earth, Texas, for **outstanding performance of a public water system**

Xcel Energy is the fourth-largest combination natural gas and electricity company in the nation, with regulated operations in 12 Western and Midwestern states. Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

Xcel Energy℠

4653 Table Mountain Drive
Golden, CO 80403
1-800-895-4999
www.xcelenergy.com

03-07-103



Improving Air Quality

We lead the nation in voluntary emission reduction initiatives at our power plants. Learn about our **Minnesota Emissions Reduction Proposal (MERP)** and our recently compl **Denver Metro Emissions Reduction Project** by using those links in the menu at left.

Air Quality Controls Installed in Wisconsin: In 2002, we completed the installation o emissions controls at our French Island plant, which uses refuse-derived fuel (RDF) to g electricity. Payments from La Crosse County will help fund the $10.9 million in upgrade meet new federal regulations and allow the plant to continue to operate and process the county's solid waste.

Coal units repowered at Black Dog in Minnesota: We completed the conversion of t four electric generating units at our Black Dog plant in Burnsville, Minnesota, from coal t natural gas combined-cycle technology in 2002. This will result in greater operating effi and cleaner power production.

Nitrogen Oxide (NOx) reductions in Texas: In 2001, we installed NOx reduction equi (close-coupled overfire air) on Jones Unit 2 in Lubbock, Texas, and NOx optimization sc at Nichols Unit 3 in Amarillo, Texas. Preliminary results indicate 50 percent reduction in rates at Jones, and more than a 10 percent reduction at Nichols.

Emissions controls added at Sherco in Minnesota: In 2001, we completed the insta wet electrostatic precipitators (ESPs) on Units 1 and 2 at our Sherco plant in Becker, Mi culminating 12 years of work to reduce particulate emissions and opacity at the plant. T technology uses electrical forces in a wet scrubbing environment to remove particulates flue gas. Our company is the first utility to use wet ESP technology at a coal-fired powe

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 6, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Brethren Benefit Trust, Inc. (which is referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Xcel Energy Inc. (hereinafter referred to either as "Xcel" or the "Company"), and which has submitted a shareholder proposal to Xcel, to respond to the letter dated January 9, 2004, sent to the Securities & Exchange Commission by Jones Day on behalf of the Company, in which Xcel contends that the Proponent's shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and Rule 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Xcel's year 2004 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for a committee of the Company's Board to assess the Company's response to pressures "to significantly reduce carbon dioxide and other emissions" and to report on the matter to the shareholders.

BACKGROUND

The Staff needs little assistance in understanding the concepts of global warming, climate change and greenhouse gas emissions. It is useful, however, to review which gases are deemed to be greenhouse gases. Numerous documents to be found on the Environmental Protection Agency's "Global Warming" web site (http://yosemite.epa.gov/oar/global warming) all define greenhouse gases as the same collection of gases: CO2 (Carbon Dioxide); CH4 (Methane); N2O (Nitrous Oxide); and an array of much rarer gases: HFCs (Hydrofluoroocarbons); PFCs (Perfluorocarbons); and SF6 (Sulfur Hexaflouride). (See "What are Greenhouse Gases" under the topic "Emissions".) The EPA's 2003 U.S. Greenhouse Gas Emissions Inventory (accessed at the foot of the "Emissions" page) shows that for the most recent year (2001) carbon dioxide accounted for 95% of the net greenhouse gas emissions in the United States and that 97% of the carbon dioxide was caused by fossil fuel combustion, with the result that fossil fuel combustion was responsible for 92% of the greenhouse gas emissions. CO2 and the various other greenhouse gases are not the same pollutants such as NOX and SO2 that are responsible for causing smog, ozone and other problems that are regulated by the Clean Air Act. Although these "Clean Air" gases could have some temporary local warming effect, that effect would be neither long-lasting nor have global implications. Therefore, they are not included in the category of "greenhouse gas". As already noted, in the United States, the overwhelming cause of greenhouse gas pollution is carbon dioxide caused by burning fossil fuel. Xcel is one of the largest consumers of fossil fuels in the nation and, according to the Company's own letter, is the fourth largest gas and electric utility in the nation. It is estimated that it produces approximately one per cent of the *world's* yearly greenhouse gas emissions.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *Weyerhaeuser Company* (January 16, 2003); *American Standard Companies. Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

Last year's *Xcel* no-action letter (April 1, 2003), cited by the Company, is inapposite. The proposal involved in that letter explicitly requested the registrant to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests the Company (which is a gas and electric utility) to report on its response to societal pressures to reduce its own emissions. The fact that the supporting statement mentions the Proponent's belief that there are regulatory and reputational risks from doing nothing is without probative value with respect to the application of Rule 14a-8(i)(7). First of all, these statements (and those in the ninth, tenth and eleventh paragraphs of the whereas clause) are not a part of the action being requested but merely constitute arguments that might appeal to some shareholders. They are therefore irrelevant in considering whether the Proponents' shareholder proposal deals with ordinary business matters. That question must be determined by looking within the four corners of the proposal itself. (We recognize that the Staff does import into the Resolve Clause the contents of a whereas clause/supporting statement when such clause/statement describes the proposed content of a requested report; that may be quite logical since it is treating an elaboration of a request as if it were part of the request itself, but is irrelevant in the instant case where the material cited by the Company pertains not to the scope of the report itself but rather constitutes an argument in favor of the proposal.) Furthermore, it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, financial or reputational risks. Certainly, all environmental proposals inherently implicate all three such risks, whether or not the risks are explicitly stated in the supporting statement. The same would be true of human rights proposals. (See, with respect to the reality and materiality of reputation risk, the letter, dated May 8, 2001, from Acting Chairman Unger to Congressman Wolf.) So, too, shareholder proposals addressing the compensation of the registrant's principal executive officers would invoke at least two of these three risks. The list of proposals that implicate one or more of these risks would go on and on. Indeed, were the Staff to agree with Xcel's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean (i.e. that proposals raising significant social policy issues are not ordinary business matters), which determination itself constitutes a part of the Rule. See *ACTWU* v. *Walmart*, 821 F.Supp. 877 (S.D.N.Y.1993). Finally, it must be emphasized again that, contrary to the assertions by Xcel, the proposal is not focused on financial risks. Unlike last year's proposal to Xcel requesting an evaluation of financial risks, the Proponent has simply asked the Company to report on how it is responding to an important social policy issue, namely societal pressures to reduce its greenhouse gas emissions.

In its futile attempt to argue that the Proponent's proposal is essentially the same as the proposal that the Company received last year, Xcel states (last paragraph on page 3 of its letter) that although the Proponent's shareholder proposal "does not include the specific request for a weighing of the economic risks and benefits, it merely asks [for an assessment of] how the company is responding to regulatory, competitive and public pressures". What is conspicuous by its absence in this argument is "pressure" to do what. The eight words following the word "pressure" in the Proponent's proposal are "to significantly reduce carbon dioxide and other emissions". The Company has conveniently omitted the core of the proposal in its attempt, wholly lacking in accuracy, to paint the Proponent's proposal as an "evaluation of risk" proposal. If the Staff were to determine that it is a matter of "ordinary business" for a proposal to ask an electric utility for information about how it is planning to reduce its emissions, we ask what would be left of the Commission's officially stated position that proposals that "raise policy issues so significant that [they are] appropriate for a shareholder vote" are not excludable as ordinary business matters? (To say nothing of the Staff's previous letters on global warming mentioned above.)

We note in passing that the citations used by Xcel to support its position simply do not do so. As the Company notes, the Staff has excluded propels that "relate solely to the economic performance of the registrant". Since the proposal asks about how the Company is planning to reduce emissions, such letters are irrelevant.

Finally, the company's contention that the proposal is an attempt to micro-manage is patently absurd. Suggested timetables have never been deemed to be micro-management unless they set deadlines for achieving substantive goals. (See Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (DC Cir. 1992). All or virtually all proposals that request a report add a time line for the reporting.

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(*i*)(7).

RULE 14a-8(i)(3)

The Proponent believes that Xcel should, at the very least, glance at (or, better yet, study) the information made available by the (Bush Administration's) EPA before complaining about "systemic biases and imprecise measurements" or referring to the possibility that "the Proponents are exploiting selective and outdated scientific studies". It is precisely this lack of candor about, and refusal to acknowledge, the problems (extensive illness and death) caused by electric generation in the US that leads shareholders, such as the Proponent, to submit shareholder proposals to pluters

More specifically, the basis for the Proponent's assertions in the fifth whereas clause follows (note that the fifth whereas clause refers to all pollution from generating facilities, not just to greenhouse gases):

> "SO2 and NOx are key contributors to fine particles (PM2.5) – a pollutant responsible for tens of thousands of illnesses and premature deaths each year." www.epa.gov/newsroom (HQ Press release dated December 15, 2003 entitled "Clean Air Proposals Promise Sharp Power Plant Pollution Reductions".)

Compare that statement by the EPA with the virtually identical statement in the Proponent's whereas clause which read, in part, "causes tens of thousands of premature deaths and hospitalizations".

Furthermore, at www.epa.gov/air/clearskies/benefits there is a modeling and analysis by the EPA of the proposed Clear Skies Act of 2003 (to reduce pollution caused by power plants) that has been introduced into Congress. At the bottom of the page entitled "Human Health and Environmental Benefits" is a button for Section B of the Technical Package with the same title. On page B2 it is stated that "this assessment analyzes the effects of reducing power plant emissions on human health. . . ." On page B3 is a "Summary of Results", which states that by the year 2020 the benefits from the reductions of power plant emissions would annually include the following societal costs avoided:

> "14,100 premature deaths
>
> 8,800 new cases of chronic bronchitis
>
> 23,000 non-fatal heart attacks
>
> 30,000 total hospitalizations and emergency room visits for cardiovascular and respiratory causes [including 15,000 for asthma]
>
> 12 ½ million days with respiratory related symptoms, including lost work days, restricted work days and school absences -included in this total are approximately 180,000 asthma attacks."

When it is recalled that the Clean Skies Act would only reduce, but not eliminate, SO2 and NOX emissions, it can be seen that the present health cost of electric generation is a multiple of these EPA figures.

Estimates of that total figures, derived from various scientific studies, can be found summarized in a publication entitled "Death, Disease & Dirty Power: Mortality and Health Damage due to Air Pollution from Power Plants" Clean Air Task Force, Boston, MA (October 2000) http://cta.policy.net/fact/mortality/mortalitylowres.pdf (See chart in section entitled "New Findings", which shows 30,100 deaths; 20,100 respiratory and cardiovascular hospitalizations; 15,000 asthma-related emergency room visits; 18,600 cases of chronic bronchitis; 603,000 asthma attacks; 5,130,000 lost work days and 26,300,000 restricted activity days.)

RULE 14a-8(i)(10)

The Company has failed to establish that the Proponent's shareholder proposal is moot. The shareholder proposal is concerned with significantly reducing greenhouse gas emissions. On page seven of its letter, Xcel enumerates four initiatives that it has taken to control emissions. However, these initiatives are not directed at greenhouse gas emissions. On the contrary they are directed toward the types of pollution regulated by the Clean Air Act. (See the description of which gases are greenhouse gases and which are other types of pollution that is set forth in the "Background" section of this letter.) Thus, the first two initiatives described on page 7 refer to reductions in SO2 and NOX, not in CO2 and N2O. The only reference to CO2 is the comment that retiring two plants near Denver resulted in a decrease in CO2. However, no claim is made that reducing CO2 emissions was a motivation for these closings as opposed to an incidental byproduct. We therefore do not believe that these closings constitute a response to the Proponent's request to assess the Company's response to societal pressures to reduce greenhouse gases.

Similarly, the third initiative described on page 7 makes no reference whatsoever to greenhouse gases. Since it refers to "compliance" this initiative most certainly again refers to SO2 and NOX, rather than to greenhouse gases.

Although the Proponent applauds any initiative by the Company with respect to wind generation, we note that it is a minute program. Indeed, on page three of the Company's 2003 Environmental Report is a chart that lists the Company's generation facilities by type. It shows that, of Xcel's total generation capacity of 15,200 MW, wind is responsible for generating only 26 MW (a tiny fraction of 1% of generating capacity). We are unsure where the 900 MW figure in the Company's letter to the SEC comes from, but if almost all of Xcel's wind generated power is purchased, it does not appear that Xcel itself is doing much to replace CO2 with wind power. We also note that Windsource is a program under which the Company's customers pay extra to use wind power and would therefore appear to be more of an response by the customers than by Xcel to concerns about global warming. (Incidentally, the web site fails to confirm that Windsourse is the largest such program in the country, giving a different ranking.)

Finally, the Company refers (i) to its web site report on "Improving Air Quality" which it says provides "more details" about the four initiatives described above and (ii) to regulatory filings, which undoubtedly again refer to SO2 and NOX rather than to greenhouse gases.

In short, the Company has pointed to virtually nothing that it is doing in response to societal pressures to reduce greenhouse gas emissions. Consequently, the Proponent's shareholder proposal is not moot.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Robert J. Joseph
Will Thomas
Sister Pat Wolf

JONES DAY

77 WEST WACKER

CHICAGO, ILLINOIS 60601-1692

TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

January 16, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Xcel Energy Inc.
Shareholder Proposal of Church of Brethren Benefit Trust Inc.

Dear Ladies and Gentlemen:

On behalf of our client, Xcel Energy Inc., a Minnesota corporation (the "Company"), we submitted a no-action request dated January 9, 2004, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 in reference to the Company's intention to omit a shareholder proposal filed by Church of Brethren Benefit Trust Inc. from the Company's 2004 proxy materials. In our letter, one of the reasons cited for the Company's intention to omit to proposal was the Proponent's failure to submit proof of stock ownership. Subsequent to the filing of our January 9, 2004 letter, the Company timely received proof of the Proponent's ownership of Company stock. Accordingly, we withdraw our request to have the Proposal omitted on the basis of Rule 14a-8(f). We are not, however, otherwise modifying our January 9, 2004 letter or withdrawing our request for no-action relief on the basis of the other reasons discussed in our January 9, 2004 letter.

If you have any questions, please contact the undersigned.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

cc: Church of the Brethren Benefit Trust Inc.

CHI-1398546v1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Xcel relies.

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor